Mail Stop 3720

September 29, 2008

<u>Via U.S. Mail</u>

Itzik Weinstein
President and Chief Executive Officer
10 Amal Street, Park Afek
Rosh Ha'ayin 48092
ISRAEL

> **RE:** **ECtel Ltd.**
> **Form 20-F for the Year ended December 31, 2007**
> **Filed June 18, 2008**
> **File No. 0-30348**

Dear Mr. Weinstein:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director